  Exhibit 99.3
CORDOVACANN ANNOUNCES DOWN PAYMENT FOR A LOS ANGELES ACQUISITION

TORONTO, ONTARIO, November 7, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to announce that further to the Company’s press release, dated October 10, 2019, its wholly-owned US subsidiary, Cordova CA Holdings, LLC (“CA Holdings”), has made a down payment in the amount of US $300,000 (the “Down Payment”) in relation to the non-binding letter of intent (the “LOI”) to purchase real assets and intellectual property (the “Assets”) of a Los Angeles-based cannabis venture (the “Transaction”). The Transaction, as previously announced, relates to the purchase of Assets that will be utilized for cultivation, processing, manufacturing and distribution of cannabis products by an experienced operational team in the California cannabis market.

Pursuant to the LOI, CA Holdings has agreed to commit a total of US $1,500,000 (the “Cash Commitment”) to fund capital expenditures to advance operations of the Assets in California. The Down Payment is the Company’s first advance under the Cash Commitment which will allow the vendors to accelerate their capital plans and to expedite revenue generation while waiting for the Transaction to close, which has been extended and is now expected to close on or before December 31, 2019.

CA Holdings received a promissory note (the “Promissory Note”) in exchange for the Down Payment for the principal amount of US $300,000, due six (6) months from the date of issuance bearing interest at a rate of 5% per annum. The Promissory Note has been personally guaranteed by the vendors selling the Assets to CA Holdings (the “Personal Guarantee”). CA Holdings financed the Down Payment through a loan (the “Loan”) from a group of investors (the “Syndicate”), due six (6) months from the date of issuance bearing interest at a rate of 15% per annum. Furthermore, CA Holdings transferred the Personal Guarantee to the benefit of the Syndicate in relation to the Loan. The Syndicate has a right to settle the Loan on the same terms that CA Holdings finances the balance of the Cash Commitment. The Syndicate also received a total upfront fee of US $5,600 for providing the Loan.

“We are working diligently to close the Transaction and we provided capital in the interim period to proceed with our initiatives in the California market,” stated Taz Turner, Chairman and CEO of Cordova. He added, “We are very excited about this opportunity and are working with the experienced team in California leading the operations and are looking forward to executing on the Transaction and the accompanying business plan.”

Further to the Company’s press release, dated October 28, 2019, the Company received a cease trade order from the Ontario Securities Commission on November 1, 2019 for not filing its annual financial statements, management’s discussion and analysis and related certifications for its financial year ended June 30, 2019 (collectively, the “Annual Filings”). The Company continues to work with its auditors to complete the Annual Filings and expects to file during the week of November 11, 2019.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169